May 4, 2010

Ms. Innessa Kessman
Securities and Exchange Commission
100 F St. NE
Washington D.C. 20549

RE:	Superclick, Inc.
Form 10-K for the year ended October 31, 2009
Filed January 13, 2010

Form 10-Q for the quarterly period ended January 31, 2010
File No. 000-51756

Dear Ms. Kessman:

We have reviewed your comment letter dated April 10, 2010 and pursuant to your instructions, are herewith responding.

1.
We have considered whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding effectiveness of our disclosure controls and procedures as of the end of the fiscal year ended October 31, 2009.

We have amended our Form 10-K for the fiscal year ended October 31, 2009 to state that:

   1. We have amended our discussion in Item 9A Controls and Procedures conform with Item 308T(a)(4) of Regulation S-K and clarify that our controls and procedures were ineffective as of the end of the fiscal year.

Notwithstanding the foregoing, we have not made any material changes to our financial information contained in the Original Filing, as amended.  In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each item of the Original Filing, as amended, that is further amended by this Amendment No. 2 is restated in its entirety, and this Amendment No. 2 is accompanied by currently dated certifications on Exhibit 31.1, 31.2, 32.1 and 32.2.

Except as expressly set forth in this Amendment No. 2, we are not amending any other part of the Original Filing.  This Amendment No. 2 continues to speak as of the date of the Original Filing, except as such disclosure is amended by this Amendment No. 2, and does not reflect events occurring after the filing of the Original Filing, or modify or update any related or other disclosures, including forward-looking statements, unless expressly noted otherwise.  Accordingly, this Amendment No. 2 should be read in conjunction with the Original Filing, our First Amendment and Second Amendment and with our other filings made with the SEC subsequent to the filing of the Original Filing.  The filing of this Amendment No. 2 shall not be deemed an admission that the Original Filing when made included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

2.	Superclick, Inc. acknowledges that:
•	Superclick, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Superclick, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have amended our filing and hereby furnish this letter responding to your comments. Please advise as to any additional questions or clarifications that you might have.

Sincerely,

/s/ Todd M. Pitcher

Chairman and Secretary
P: 760-798-7579

Cc: Michael L. Corrigan
Cc: Jean Perrotti